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                          September 20, 2023

       Maurice Zauderer, Ph.D.
       Chief Executive Officer
       Vaccinex, Inc.
       1895 Mount Hope Avenue
       Rochester, NY 14620

                                                        Re: Vaccinex, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 14,
2023
                                                            File No. 333-274520

       Dear Maurice Zauderer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              William Intner, Esq.